

December 10, 2010

Via U.S. mail and facsimile to (856) 439-2545

Keith Winchester
Chief Financial Officer
Cornerstone Financial Corporation
6000 Midatlantic Drive, Suite 120S
Mount Laurel, New Jersey 08054

      Re: **Cornerstone Financial Corporation**
              Form 10-K for the year ended December 31, 2009
              Form 10-Q for the fiscal period ended June 30, 2010
              File No. 000-53576

Dear Mr. Winchester:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Accounting Branch Chief